**HAITONG SECURITIES USA LLC**

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

| OMB APPROVAL |
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# ANNUAL REPORTS
# FORM  X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| **8-69694** |

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

REPORT FOR THE PERIOD BEGINNING___01/01/2021___ AND ENDING___12/31/2021_____

MM/DD/YY          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM:  Haitong Securities USA LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer        ☐Security-based swap dealer        ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

452 Fifth Avenue, 23rd Floor

(No. and Street)

| New York | NY | 10018 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Sean Forbes | 212-351-6012 | HTUS.Sean.Forbes@us.htisec.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*

Marks Paneth LLP

(Name – if individual, state last, first, middle name)

| 685 Third Avenue | New York | NY | 10017 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 709 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Sean Forbes, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Haitong Securities USA LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



_____
CFO

Sworn to before me on
March 29, 2022
Ganesh J Ram
_____
Notary Public

Ganesh Ram Junior 03/29/2022
Ganesh Ram Junior
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01RA6418262
Qualified In Queens County
Commission Expires       June 7, 2025

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

_**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

# HAITONG SECURITIES USA LLC

**CONTENTS**

Marks Paneth LLP
685 Third Avenue
New York, NY 10017
P 212.503.8800
F 212.370.3759
markspaneth.com

**MARKS PANETH**

ACCOUNTANTS & ADVISORS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Haitong Securities USA LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Haitong Securities USA LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

*Marks Paneth LLP*

New York, New York
March 28, 2022

**Morison KSi**
Independent member

# HAITONG SECURITIES USA LLC

**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2021**

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 2,585,968 |
| Artwork | | 622,409 |
| Receivable from affiliate | | 160,395 |
| Prepaid expenses | | 20,694 |
| Other assets | | 5,345 |
| **Total assets** | $ | 3,394,811 |

**Liabilities and member's deficit**

**Liabilities**

| | | |
|---|---|---:|
| Accrued expenses | $ | 515,456 |
| Payable to affiliates | | 115,881 |
| Other liabilities | | 81,487 |
| **Total liabilities** | | 712,824 |
| **Subordinated borrowings** | | 8,232,500 |
| **Member's deficit** | | (5,550,513) |
| **Total liabilities and member's deficit** | $ | 3,394,811 |

See accompanying notes to the financial statement.

# HAITONG SECURITIES USA LLC
## NOTES TO THE FINANCIAL STATEMENT

## 1. Organization and Nature of Business

Haitong Securities USA LLC (the "Company"), a New York Limited Liability Company, was created on September 30, 2015 and was registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") as an introducing broker-dealer as of September 28, 2016. The principal businesses of the Company are to act as a broker-dealer, providing investment advisory services (including structured financial products), in mergers and acquisitions and acting as the U.S. broker-dealer for foreign broker-dealer affiliates pursuant to Rule 15a-6 of the Securities Exchange Act of 1934.

The Company was a wholly-owned subsidiary of Haitong International BVI ("HTI BVI"), a wholly-owned subsidiary of Haitong International Securities Group Limited ("HTISGL"), a publicly listed company. On September 23, 2021 HTISGL closed HTI BVI as part of a corporate reorganization and transferred all shares of the Company from HTI BVI to HTISGL (the "Parent").

The Company's financial statement contains a substantial number of related-party transactions with the Parent and affiliates. Therefore, the Company's accompanying financial statement may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

## 2. Significant Accounting Policies

### Basis of Presentation

The financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and reflects the following significant accounting policies.

### Cash

The Company holds cash at one major financial institution. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses in these accounts and believes it is not subject to any significant credit risk on these balances.

### Income Taxes

The Company files an annual U.S. federal income tax return. In addition, the Company is included in the combined state and local income tax returns filed by Haitong International Securities (USA) Inc. ("HTIUS"), a wholly-owned subsidiary of Haitong International Securities Group Limited.

The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*, which generally requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of the assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

### Use of Estimates

The preparation of financial statement in conformity with U.S. GAAP may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

# HAITONG SECURITIES USA LLC
## NOTES TO THE FINANCIAL STATEMENT

**Fixed assets**

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Fixed assets were contributed by the Parent at their net book values.

**Artwork**

The Company has acquired over time multiple pieces of artwork. The Company has recorded these pieces at cost in the statement of financial condition. Management does not believe that the artwork is impaired.

**Off-Balance Sheet Risk**

The Company acts as an agent for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through a contractually obligated foreign affiliate. These trades are settled on a basis of either delivery or receipt versus payment. In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company monitors the credit standing of all counterparties with which it conducts business.

**Accounts receivable and contract balances**

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. There are no contract assets as of January 1, 2021 and December 31, 2021.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the performance obligation is satisfied. As of January 1, 2021 there were $70,000 of contract liabilities. As of December 31, 2021, there were $60,000 of contract liabilities, which are included with other liabilities on the statement of financial condition.

**Financial Instruments – Credit Losses**

The Company accounts for credit losses in accordance with ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

The Company identified the receivable from affiliates as in scope. The Company's conclusion that an allowance for credit losses was not required is based on the Company's expectation for the collectability of the receivable from affiliates utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards.

# HAITONG SECURITIES USA LLC
## NOTES TO THE FINANCIAL STATEMENT

### 3. Related-Party Transactions

The Company has a Services Agreement with Haitong International Capital Limited to provide the Company with reimbursement of costs (plus 10%) for costs relating to the Company's operating expenses net of the agreement with HTIUS. At December 31, 2021, the related balance under the agreement was $54,388 and is included in payable to affiliate on the statement of financial condition.

The Company has an agreement with HTIUS to provide services such as premises, equipment, communications and support staff to HTIUS. At December 31, 2021, the related receivable under the agreement was $160,395 and is included in receivable from affiliate on the statement of financial condition.

The Company has a fee sharing agreement with affiliates whereby the Company provides capital markets and corporate finance services to affiliates. These fees and expenses were paid in full at December 31, 2021.

The Company has an expense sharing agreement with Haitong International UK Limited ("HTIUK") whereby HTIUK provides IT support to the Company.

The Company had obligations as a lessee from the Parent for office space, with initial noncancellable terms in excess of one year. The lease ended April 2021. From May to September 2021, the Company entered into a lease extension directly with the building.

Beginning October 2021, HTIUS is the lessee for office space and allocates rent expense to the Company. At December 31, 2021, the balance under the agreement was $61,493, and is included in payable to affiliates on the statement of financial condition.

The Company has incurred recurring losses from operations, and has relied upon a subordinated loan agreement with the Parent to fund operating activities. The Company's ability to continue as a going concern is dependent upon the continued financial support from the Parent.

### 4. Fixed Assets

As of December 31, 2021, the Company had fixed assets consisting of the following:

| | | |
|---|---|---:|
| Software | $ | 1,350,094 |
| Computer equipment | | 584,548 |
| Furniture | | 536,575 |
| | | 2,471,217 |
| Accumulated depreciation | | (2,471,217) |
| | $ | - |

### 5. Income Taxes

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company files an annual U.S. federal income tax return for the tax year ended December 31, 2021. In addition, the Company is included in the combined state and local income tax returns filed by HTIUS.

# HAITONG SECURITIES USA LLC
## NOTES TO THE FINANCIAL STATEMENT

As of December 31, 2021, the deferred tax assets in the amount of approximately $4,900,000 resulted primarily from a timing difference between book and tax deductions relative to interest expense and goodwill amortization (the goodwill has been recorded for tax purposes only) as well as net operating loss carryforwards available for federal income tax purposes. The amount of gross net operating loss carryforwards as of December 31, 2021 is approximately $9,200,000, which have no expiration.

As of December 31, 2021, the Company set up a valuation allowance of approximately $4,900,000 against all of its deferred tax assets. The net change in the valuation allowance for the year ended December 31, 2021 was a decrease of approximately $150,000. In assessing if deferred tax assets can be realized, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deferred tax assets.

## 6. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6.67% of aggregate indebtedness, as defined. At December 31, 2021, the Company had net capital of $1,873,144 which was $1,623,144 in excess of the amount required of $250,000.

## 7. Subordinated Borrowings

The Company has a subordinated loan agreement with the Parent with an outstanding principal balance of $7,400,000. The subordinated loan has been approved by FINRA as qualifying subordinated debt (treated as equity) under the SEC's Uniform Net Capital Rule.

To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. Interest accrues per annum on the principal at a rate of 3.00%. Accrued interest payable on this subordinated loan is considered as additional subordinated capital for purposes of computing net capital. The accrued interest payable at December 31, 2021, was $832,500. The maturity date for this subordinated loan is April 13, 2033.

## 8. Exemption from Rule 15c3-3

The Company claims exemption from SEC Rule 15c3-3 under section (k)(2)(i).

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

## 9. Commitment and Contingencies

The Company is subject to reviews and inspections by the SEC and FINRA. Additionally, from time to time, the Company may be involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of these reviews, inspections, or other legal proceedings will have a material impact on the financial statement.

# HAITONG SECURITIES USA LLC
## NOTES TO THE FINANCIAL STATEMENT

**10. 401(k) Plan**

The Company maintains a 401(k) plan (the "Plan") under the Safe Harbor provisions of section 401(k) of the Internal Revenue Code. The Plan is funded by employee and employer contributions. Employer contributions will equal 100% of employee contributions up to 4% of employee compensation.

**11. Risks and Uncertainties**

COVID-19 continues to disrupt economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

**12. Subsequent Events**

The Company has evaluated subsequent events through March 28, 2022, the date on which the financial statement was available to be issued.  Management has concluded that no subsequent events have occurred which would require disclosure or adjustment to the financial statement.